NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS JUNE 2010 DISTRIBUTION

AND UPDATES HEDGING

Calgary, Alberta – June 10, 2010 (TSX – PMT.UN) - Paramount Energy Trust (“PET” or the “Trust”) is pleased to confirm that its distribution to be paid on July 15, 2010 in respect of income received by PET for the month of June 2010, for Unitholders of record on June 22, 2010, will be $0.05 per Trust Unit. The ex-distribution date is June 18, 2010. The June 2010 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $14.064 per Trust Unit.

On June 17, 2010 at PET’s Annual General and Special Meeting, the Trust’s Unitholders will be asked to approve the conversion of the Trust to a corporation to be renamed Perpetual Energy Inc. (“Perpetual”). Assuming approval of the conversion, the June distribution will represent PET’s final distribution as the Trust. Perpetual will assume PET’s obligation for the June distribution. Future payments to shareholders will be in the form of dividends. Following the conversion, Perpetual plans to maintain a monthly dividend of $0.05 per share per month, consistent with PET’s current distribution policy, subject to future fluctuations in commodity prices and other operational variables, and potential changes to capital requirements as PET continues to add to and develop the growth-oriented portion of its asset base.

Gas Price Management

PET continues to actively manage its natural gas price risk. Natural gas prices in North America weakened considerably early in 2010. The Trust remains cautious with respect to near term natural gas prices as impacted by strong supply from shale gas plays in the United States, increased LNG supply, weak industrial gas demand due to the economic recession and recent strength in the Canadian dollar. PET closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Trust’s forward price exposure to meet PET’s strategy of protecting the level of the Trust’s monthly distributions and managing the balance sheet, enhancing or protecting the economics of acquisitions and capital programs, and capitalizing on perceived market anomalies.

The Trust has recently applied a portion of the value of its hedge portfolio to its balance sheet through the early crystallization of forward sale transactions. PET’s summer 2010, winter 2010/2011 and summer 2011 positions, were reduced as a percentage of forecast 2010 actual and gas over bitumen deemed production by 26 percent, 5 percent and 7 percent, respectively, for proceeds of $7.3 million. To date in 2010, PET has realized hedging gains of $72 million through the settlement and crystallization of forward positions. The current mark-to-market value of PET’s net open hedging transactions is approximately $50 million.

PET’s financial and physical natural gas forward sales arrangements at June 9, 2010 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	Volumes at AECO (1) (GJ/d)	% of 2010E Volume (3)	Price ($/GJ)	Futures Market (2) ($/GJ)	Term
Financial	52,500	27	4.44	4.15	July – October 2010
Financial	85,000		7.52		November 2010 – March 2011
Physical	10,000		7.75		November 2010 – March 2011
Period Total	95,000	49	7.54	4.85	November 2010 – March 2011
Financial	55,000	29	5.27	4.81	April – October 2011
Financial	60,000	31	5.33	5.42	November 2011 – March 2012
Financial (4)	89,679	47	6.78	5.81	January – March 2013

(1)

Additional “call” option contracts outstanding are as presented in management’s discussion and analysis (“MD&A”)

(2)

Futures price reflects forward market prices as at June 9, 2010

(3)

Calculated using 2010 estimated production of 192,000 GJ/d, including actual and gas over bitumen deemed production

(4)

Related to Warwick Gas Storage future financing arrangement

CAPP Investment Symposium

PET will be presenting at the Canadian Association of Petroleum Producers’ 2010 Oil & Gas Investment Symposium in Calgary, Alberta at 3:00 p.m. (MST) on Tuesday June 15, 2010 and 11:20 a.m. (MST) on Wednesday June 16, 2010. An updated investor presentation including updated guidance will be available at www.paramountenergy.com prior to the first presentation.

Forward-Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding expected changes to the Trust’s business plan and distribution policy, estimated production, commodity prices, and gas price management. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in the Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of the Trust’s MD&A.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Paramount Energy Trust is a natural gas-focused Canadian energy trust. PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT.UN”, “PMT.DB.A”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor